Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾賽科技*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Hesai Group (the “Company”) hereby announces that a meeting of the Board will be held on November 11, 2025 (Tuesday, Hong Kong Time), for the purpose of considering and approving, among other matters, the unaudited quarterly results of the Company and its subsidiaries for the three and nine months ended September 30, 2025 and the publication thereof.

The Company’s management will host an earnings conference call at 7:00 A.M. on November 11, 2025 (Tuesday, U.S. Eastern Time) or 8:00 P.M. on November 11, 2025 (Tuesday, Hong Kong Time).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Third Quarter 2025 Earnings Conference Call

Pre-registration Link:	https://s1.c-conf.com/diamondpass/10050816-wmspy5.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director and
Chief Executive Officer

Hong Kong, October 24, 2025

As at the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Dr. Jie Chen and Mr. Jia Ren as the independent non-executive Directors.

* For identification purpose only